FOR IMMEDIATE RELEASE   EXHIBIT 28.1


PERFORMANCE-BASED RATES                               Writedowns
Art Larson (619) 696-4307 or               Gretchen Griswold ((619) 696-4309
David M. Kusumoto (619) 696-4289



              'TRADITIONAL' UTILITY RATEMAKING A STEP AWAY FROM
                          OBSOLESCENCE, SAYS SDG&E;
                 COMPANY ALSO ANNOUNCES $80 MILLION WRITEDOWN

         SAN DIEGO, July 5, 1994 -- An administrative law judge approved late Friday a precedent-setting ratemaking plan for San Diego Gas & Electric (NYSE:
SDO) which now requires final approval from the California Public Utilities Commission (CPUC), perhaps as early as August, company officials announced today.

     The so-called "Performance-Based Rates" plan would align shareholders' and customers' interests through a revenue-sharing mechanism allowing both groups to benefit when the company's financial performance results in earnings in excess of the authorized rate of return plus 1 percent. Company shareholders absorb the full impact if earnings fail to meet the authorized rate of return -- with no risk whatsoever to customers.

     The plan also ties SDG&E's earnings to its ability to meet a number of performance measures -- including keeping its prices among the lowest in California among investor-owned utilities.

                                 (MORE)
SDG&E RATE PLAN APPROVED/WRITEDOWNS ANNOUNCED     2-2-2-2

        -- MOST COMPREHENSIVE PERFORMANCE-BASED PLAN IN THE NATION --

     "The CPUC's approval of the Administrative Law Judge Mark Wetzell's July 1 recommendation would make SDG&E's performance-based plan the nation's most comprehensive," said SDG&E President, Chairman and CEO Thomas A. Page.

     "This is the next-to-last step in breaking the long-standing practice of setting rates based on expenses and sheer volume of money invested -- with a built-in shareholder return -- in facilities built on customers' behalf," Page said. "As the commission takes action on this proposal, the next chapter is opened in making California's electric industry more competitive, because keeping rates down is the universal goal of the plan."

     Under the proposal, SDG&E's earnings will depend on cost control and its performance in key areas of employee safety, customer satisfaction, system reliability and rate comparison. These key targets provide SDG&E with the opportunity to receive up to an additional $19 million in rewards, or as much as $21 million in penalties. This gives SDG&E tangible incentives to keep its prices competitive with national and state rates while ensuring its high levels of service and reliability are maintained or improved.

     -- A COLLABORATIVE EFFORT: CONSUMER GROUPS ENDORSED PLAN LAST FALL --

     Last fall, a settlement of this plan was reached with two groups representing customers -- the Public Utilities Commission's Division of Ratepayer Advocates and the Federal Executive Agencies, representing the U.S. Navy, the company's largest customer.


                                 (MORE)
SDG&E RATE PLAN APPROVED/WRITEDOWNS ANNOUNCED    3-3-3-3

     SDG&E currently charges the lowest overall (system average) rates among investor-owned utilities in California. In its most recent survey of 1993 summer residential electric rates, the National Association of Regulatory Utility Commissioners placed SDG&E 43rd highest among nearly 200 utilities, below the rates charged by Pacific Gas & Electric, based in San Francisco, and Southern California Edison, based in Rosemead, California.

     Two other PBR mechanisms have already been approved by the PUC. The "competitive gas procurement" and "electric generation and dispatch" mechanisms involve beating market-based benchmarks associated with buying natural gas and other fuel and purchased power resources -- as well as improving overall electric system performance. Significant customer savings have been accrued since implementation of the two mechanisms on Aug. 1, 1993.

        -- SDG&E REPORTS SERIES OF WRITEDOWNS: DIVIDEND NOT AFFECTED --

     In an unrelated event, the company today announced a series of writedowns related to the utility and its subsidiaries for the second quarter. The total amount of the one-time charges is approximately $80 million after-tax, or 67 cents per common share.

     "This one-time writedown does not have an impact on SDG&E's current dividend," said Page.

     "The purpose of one of the company's goals of increasing earnings per share is to allow dividend growth at about the industry average," Page added. The SDG&E board of directors reviews the dividend on at least an annual basis, which typically occurs prior to the annual meeting in April.

                                 (MORE)
SDG&E RATE PLAN APPROVED/WRITEDOWNS ANNOUNCED    4-4-4-4

     Wahlco Environmental Systems, Inc., 80-percent owned by SDG&E, will incur a one-time charge of approximately $56 million after-tax, which will reduce SDG&E's earnings per share by approximately 47 cents.

     This one-time charge consists primarily of a $50 million reduction in goodwill with the balance representing write-downs of patents and other intangible assets (based on Wahlco's expectations in light of a depressed air pollution control market and increased competitive and margin pressures), assets associated with closed operations that are being reduced to net realizable value, costs associated with severance payments, and other costs associated with closing facilities.

     Phase One Development, Inc., a wholly owned subsidiary, will incur a one-time charge of approximately $11 million after-tax, or 9 cents per SDG&E common share. The charge relates to the write-down of properties to market value. Phase One operates business parks in Colorado Springs and in San Diego, and the Belmont commercial mall in San Diego.

     The utility will record a charge of approximately $13 million after-tax, or 11 cents per share. The charge results primarily from writing down non-earning assets, partly in response to the rapidly changing electric services industry in California.

     SDG&E will announce its second quarter results on July 25 and Wahlco will announce its second quarter results during the week of Aug. 1, 1994.